Exhibit 99.11

Parc Club du Moulin à Vent - 33, Av. du Docteur Georges Lévy
69693 Vénissieux Cedex - France

Dear Fellow Shareholders,

Flamel is facing, for the first time in its 15 year history, a hostile attack from one of our investors. That investor is Mr. Oscar S. Shafer, who owns today approximately 12 percent of our company.

Mr. Schafer is proposing to remove all of the current members of the Board of Directors of your company and to replace them with three of his own.

This attack is not based on a lack of opportunity at our Company. In fact, Mr. Schafer says in his letter: “Flamel Technologies has the potential to revolutionize drug delivery. Flamel has entered into partnerships with many leading pharmaceutical companies.” I agree. But to realize our potential, we must maintain the same strategy and the same team.

As I will explain in greater detail in the attached report, I ask for your support for management’s slate of directors for the following reasons:

1.	The current directors bring a wealth of expertise to your Company. They are experienced in the pharmaceutical industry. They bring access to large pharmaceutical companies (“opening doors”). They understand the markets for our formulations and the industry generally. And they provide a wealth of experience in the good governance required under both U.S. and French law. We are adding two strong, new directors this year, bringing the total of independent directors to six out of eight members of your Board.

2.	The directors proposed by Mr. Schafer do not have similar qualifications. Only one has been involved in the pharmaceutical industry. They do not provide access, knowledge of the industry, or the qualities necessary to enhance shareholder value.

3.	I am the founder of your Company. All of the projects and initiatives of the past fifteen years have been mine, with the support of an outstanding team of professionals with whom I have been pleased to work for fifteen years. For the reasons outlined below, I can not accept the election of the type of directors Mr. Schafer proposes. I want to continue to be clear and honest with my shareholders. I will resign my position of CEO of Flamel and I will sell my shares and stock options if the management slate of directors is not approved. I do not make this statement lightly, for the reasons I articulate in the attached report.

I invite you to carefully review the report and I join with your Board and management in asking for your support at the meeting on June 22, 2005.

Sincerely,

Dr. Gerard Soula
Founder, President and Chief Executive Officer
Flamel Technologies, S.A.

Report of the Chairman
Flamel Technologies, S.A.
May 19, 2005

Dear Shareholders:

The challenge by Oscar S. Schafer & Partners I LP, Oscar S. Schafer & Partners II LP and O.S.S. Overseas Fund Ltd (collectively “the OSS Shareholders”) to remove the current Board of Directors and to elect three directors designated by the OSS Shareholders should not divert from what shareholders need to know about the current situation at Flamel Technologies, the work accomplished by its Board of Directors, and the potential of our company.

I am very excited by what we are doing today with our major partners, as well as the progress of our internal projects, and I will discuss these elements later in this report. Flamel has strong potential for continued success in our collaborations with GlaxoSmithKline and TAP, as well as with other partners’ projects, and with our internal projects. However, to achieve our goal and realize “Flamel’s enormous potential” and create “long-term value for shareholders” as Mr. Schafer said, it is necessary to keep the same strategy and the same team.

I am the founder of Flamel Technologies and I have initiated all the projects which create the value of Flamel today. I am completely convinced that we could continue to create long-term value for the shareholders.

In the absence of forward looking guidance, our shareholders may not have had, during the last 18 months, an appreciation of the progress that Flamel has made in terms of development of its strategy, the evolution of its partnerships, and the opportunities for potential new deals. Flamel is modifying its communications policy as of this date in an effort to give investors greater visibility into the potential value of the company, using financial information, clinical results and business opportunities for the future.

1 Financial Information.

•	The Company has a strong cash position. Flamel has increased its cash to $108 million (March 31, 2005), raising $61 million in the secondary offering in 2003, while limiting the number of total outstanding Flamel shares to 23 million.

•	Meanwhile, the company has recently invested $15M in equipment for research and development and built a strong research and development team to take advantage of the exciting opportunities facing the company.

•	We believe we have the potential to obtain several significant milestones this year which could aggregate more than $20 million on top of research & development current revenues. Given our strong cash position, we do not foresee any need to raise additional funds from the capital markets, despite our active development of the company to meet the extensive opportunities presented to us.

2 Update on Partnerships.

•	The level of excitement in Flamel is very high today to achieve on time with the right quality the development of GSK’s product which is in Phase III clinical trials.

•	The lansoprazole-XL in partnership with TAP Pharmaceuticals is progressing well and the two companies are motivated to move forward actively.

3 Update on Flamel’s projects.

3-1 – Medusa®.

•	Basulin™: We are actively presenting our project to big pharmaceuticals for potential partnership.

•	IFNa-XL: Our clinical trial on our formulation of long-acting Interferona is well advanced and we expect to give some interim results in the next few weeks. No side effects have been observed to date.

•	IL-2XL: We are in the process of the Phase I/II trial of our formulation of long-acting Interleukin-2. Results of that trial are likely to lag behind the Interferon alpha trial due to the time necessary to find suitable, treatment naive patients with metastic renal cancer.

3-2 – Micropump®.

•	Compound X: We believe that opportunities for this drug are significant and we have recently completed a clinical trial to prove the concept that with Micropump® we can improve its safety profile and even its efficacy. We have filed a broad patent application and we are presenting the results to the company selling the product.

•	Augmentin-XL: We are in discussion with potential partners.

•	Genvir-XL: We are in discussion with potential partners.

•	Asacard™: Our formulation is designed to safely deliver aspirin for cardiovascular treatment, although we believe it can be combined with other active ingredients. This could be a very substantial application for our technology and we are patenting our results and presenting them to potential pharmaceutical partners.

4 Members of the Board.

4-1 – Independent Directors.

The four independent directors nominated by the company have significant expertise designed to enable them to support the business of the Company.

Mr. Raul Cesan is a valuable asset to the Company and the audit committee on which he serves. Mr. Cesan brings significant business expertise to the Company and serves today as the chairman of the audit committee of The New York Times.

Mr. Jean-Noël Treilles is the Chairman of our Audit committee. Mr. Treilles is a French citizen who previously was the CEO of Lipha and has a great expertise with French GAAP and French law.

Our current board members also have a wealth of experience in the pharmaceutical and biotechnological fields, which has permitted us to grow in a proper manner without losing financial control, while developing a level of organization sufficient to engender the trust of companies such as GlaxoSmithKline (“GSK”) and TAP Pharmaceuticals.

We are committed to supply a major product to GSK under FDA regulations in the near future. GSK has agreed to pay for the equipment for the production, allowing us to save cash. It is, however, a very challenging project due to the constraint of time and our Board of Directors has committed the resources necessary for the success of the project.

The complementary input of the Board is its added value to the business of the Company. There is little evidence of their actions today on this subject and I would like to take the opportunity to share with you some examples of their input on the business side.

•	Mr. Raul Cesan, who was the chief operating officer of Schering-Plough and managed the hepatitis business when the Interferon and Pegylated Interferon were developed for hepatitis C, has helped us determine our strategy with respect to our formulation of interferon alpha. He has assisted in selecting experts to help us and to determine which companies could be the right partner for our long-acting Interferona based on Medusa®.

•	Mr. Jean-Noël Treilles, who was the CEO of Lipha, has developed the lead diabetic drug, Glucophage, licensed to BMS. Mr. Treilles is an expert in diabetic disease and played an important role in the deal we signed with BMS. He is now advising the company for the choice of a new partner for Basulin®.

•	Mr. Michel Greco, who was the general Manager of Aventis Pasteur, is helping Flamel with the development of our long-acting Interleukin2, which incorporates our Medusa® technology. The new application of IL-2 is to add this protein to potential vaccines for HIV as an adjuvant to stimulate the immune system. His knowledge of the industry is invaluable with respect to potential partners.

•	Mr. William Dearstyne has introduced Flamel to different companies within Johnson & Johnson, which could be an excellent partner for Flamel.

Among the different contributions of the independent board members during the last two years, their help to define the strategy of development for specific medical class of drug and creating connections with key people in the industry and in academia has been very useful.

I am very pleased with their contribution and it is crucial for the success of some of our projects that these board members continue actively to help Flamel in this process.

We are preparing to add two other independent directors Mr. James C. Smith and Mr. David H. Deming to help us to build more value for shareholders and increase our relationship with investors.

•	David H. Deming served at J P Morgan Chase & Co. and its predecessors for 27 years, most recently as Global Head of the Investment Banking Healthcare Group. He managed professionals in three countries, following more than 300 pharmaceutical, biotech, medical device and service companies. Since 2003, when he left J P Morgan, he founded Integrated Finance Limited, an investment bank which focuses on providing financial advice and investments for large multinationals.

Mr. Deming also serves on the Board of ArgiNOx Pharmaceuticals and is a trustee of Hobart College. He served as a trustee of the Cole Spring Harbor Laboratory from 1992 through early 2003.

•	James C. Smith served as chairman of the board of directors of First Health Group Corporation, a national health benefits company. Prior to that time, Mr. Smith served as Chief Executive Office of First Health Group Corporation from January 1984 through December 2001. Mr. Smith serves as chairman of Gartner, Inc., a technology research and advisory firm, and is a member of its audit committee. Mr. Smith also serves on the board of directors of Reliant Pharmaceuticals, Inc. and is a member of its audit and compensation committees. Mr. Smith is an advisory director to CIC Investments, a private equity investment firm.

It will be a dramatic loss for the company to give up these highly respected and valuable board members.

4-2 – Executive Directors.

The two executive directors are Stephen Willard (CFO and General Counsel), who has served as a board member for 4 years, and Gérard Soula (President and CEO), the founder of the company 15 years ago.

Together we have, during the last years, built a company with a clear strategy, strong partnerships, products potentially close to market and a solid pipeline. We have carefully managed our cash in order to avoid dilution of our shareholders. The life of the company is as an innovative company facing the daily difficulties with development of our technologies, with our partners and with potential new partners.

There is no guaranty of success in term of developing the manufacturing plan for GSK to be approvable on time and for TAP. There is no guaranty of success in the present negotiations on deals on the Flamel’s projects. But, we believe that the only chance to succeed is to keep in place the same team which has proven its capability to manage the growth of the company safely without raising cash and creating dilution for the shareholders.

That is why I urge you to vote to maintain this team which is a great asset for creating shareholder value if we do not want to lose all these years of effort to build partnerships and develop products.

I also urge you to vote for the nominations of Mr. James C. Smith and Mr. David H. Deming to complete the team.

5 Application of Micropump® for Inhibition of Drug Abuse.

Flamel is working to develop a formulation of oxycodone twice-a-day and once a day with a unique advantage to inhibit the misuse of the product prescribed as a painkiller (morphine derivative). Misuse is a major social issue, due to the number of deaths in the United States every year from such activity. The drug has current sales of more than $ 2 billion.

Flamel has developed and filed a patent application for a unique system using Micropump® to avoid the extraction of the drug by crushing or by hot water or alcohol. Flamel has presented the technology under confidentiality agreement to major pharmaceuticals companies involved in pain treatment. The technology has received immediate interest. To our dismay and concern, we believe that Mr. Oscar S. Schafer has been informed by an employee of one of his affiliated companies about our negotiations with one of these companies.

6 Proposed resolutions by the OSS Shareholders

I was informed by official letter of the request of Mr. Schafer’s affiliated companies on Monday regarding his slate of directors.

Since 2002, Mr. Schafer has been an investor in Flamel and we have met with him from time to time. During the last few months, we discussed how to strengthen Flamel’s Board of Directors. Our board authorized me to extend him an offer a position on Flamel’s board. He told me that it was an honor to be invited to join the board of Flamel and he promised a response in the following days. I called him three times to have his answer, but every time he delayed his decision. I discovered with our other shareholders his SEC filing describing his proposed resolutions.

What he intends to do seems finally clear:

At least first, we have his answer: he is not a candidate.

Second, he proposed to remove all directors, two critical members of management, Stephen Willard and myself.

Third, he proposes three candidates that I do not know. Last Monday we had a five minute phone call during which I asked him to tell me what is the rational for the choice of these people. I told him that I have to understand and at least to explain to our shareholders who they are.

His answer was “Tell the truth. Say that you do not know”. I told him that we are subject to SEC disclosure obligations and have a market cap of $350M+ with more than 200 employees and duties and legal obligations with our partners and we cannot be irresponsible. He promised to call me the same day. Today he has yet to call me back.

Based on the information provided in support of the resolutions, it does not appear that the three candidates proposed by affiliates of Mr. Schafer have the depth of skills, business experience or relationships in the pharmaceutical industry that are offered by our eight experienced members which include the new candidates proposed by Flamel.

In Conclusion

While I do not expect that shareholders will vote in favor of the election of the candidates proposed by entities affiliated with Mr. Schafer, I want to be clear and honest with my shareholders, my employees and the pharmaceutical industry generally. I will resign my position of CEO of Flamel and I will sell my shares and my stock-options if these candidates are elected.

In this dramatic case for Flamel, I will regret sincerely for all of you who trusted me to lead this company to the future.

Saying that, I am very confident that the majority of Flamel’s shareholders will appreciate the strength of the company and of our present board of directors.

My vision is that Flamel today is on the verge of major success. Flamel is also leading the race to market new formulations of proteins with its Medusa platform. We have high expectations for Basulin, for long-acting interferon alpha for hepatitis C treatment, and for long-acting interleukin 2 for cancer and AIDS treatment. There are more than 10 ongoing projects based on blockbusters well advanced in our pipeline, and there is much more to do with Micropump and Medusa. Flamel’s team is well respected in the industry and we are capturing more and more attention from big pharmaceutical and big biotech companies to partner our technologies.

We are perseverant and we are in a strong position to become a premier drug delivery company worldwide, with the potential to enhance shareholder value.

Sincerely,

Dr. Gerard Soula
Founder, President and Chief Executive Officer
Flamel Technologies, S.A.